Deutsche Bank Asset Management Investor Relations Investor Deep Dive 2025 November 17, 2025 Exhibit 99.5

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 2 Germany’s #1 Asset Manager Gateway to Europe Growth in ETFs and Alternatives

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 3 Asset Management at a glance All-in-one platform managing >€ 100bn in each asset class Global Asset Manager with regional diversification Equal split across client types and distribution channels 36% 20% 13% 11% 11% 10% 46% 28% 20% 5% 51%49% Germany EMEA ex-GY Americas APAC Retail Institutional Passive FI MA/SQI Cash & Adv. Equity Alts Fund manager EMEA by AuM3 #5 German retail fund manager1 #1 European ETF manager by AuM2 #31,054 1,054 1,054 Asset classes Q3 2025, in € bn Regions Clients Assets under Management Note: for footnotes and glossary on abbreviations refer to slides 13 and 14 respectively

Strict capital discipline

Significantly improved financial profile

Strategy announced at DWS' 2022 Capital Markets Day led to significant progress


Market growth potential
Capabilities
Build
Seed-funding areas with high potential
Growth
Expanding true areas of strength
Reduce
Re-allocating resources to priority growth areas
Value
Maintaining leadership in mature markets

- **Divested** sub-scale **businesses** and **self funded** priority **growth** areas
- Growth investments led to significant **net new asset gathering** (NNA/average AuM) growth above peer average in last 3 years[1]
- **Active cost management** since 2022 resulting in expected 2025 DWS **cost/income ratio of <60%,** which is within top quartile of peer group[2]
- **Substantially improved profitability** with expected DWS **profit before tax** increase of ~**50%** versus 2022

DWS net revenues

in € bn


+14%
2.7
~3.1
2022
2025 FC

DWS noninterest expenses

in € bn


(3)%
1.8
~80%
~20%
~1.8
2022
2025 FC
Discipline-based[3]
Volume-based

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 4

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 5 Well positioned to capture future growth Market drivers DWS positioning 2025 2028 ~139 ETF supermarket in Europe, thematic ETFs in APAC and Americas ETFs Proven infrastructure and real estate business; build-out of private credit Private markets Strong digital partnerships; broadening savings plans and scaling of Active ETFs Digital distribution #6 third-party insurance asset manager2; expansion of solutions business Institutional Asset management industry growth driven by distinct drivers, and DWS can address all of them 8% CAGR Industry Assets under Management1 in € tn Focused growth

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 6 Focused growth with management actions ConnectingTheDots across priorities with clear and tangible management actions ▪ Infrastructure acceleration and investments for European transformation ▪ Expansion of private credit offerings in partnership with CB and IB ▪ Opening of new branches in strategically relevant regions ▪ Further build-out of market leadership in Germany, with focus on pensions ▪ Build on strategic partnership in China with Harvest Fund Management ▪ Enter strategic collaboration with Nippon Life India Asset Management ▪ Digital Assets: develop services around stablecoin and on-chain products ▪ Embedded Investment Solutions: establish API platform and ecosystem ▪ Artificial Intelligence: build data platform and tools for portfolio managers FUTURE OF FINANCE Manage and lead the disruption in asset management TOP 5 IN TOP 5 Become a top-5 (foreign) asset manager in the top- 5 economies GATEWAY TO EUROPE 1st point of contact for investors wanting to invest in Europe Focused growth

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 7 Scalable operating model Measures to scale operating model… … will bear fruit in the upcoming years Continued investment into growth while only allowing increase of volume-based costs Optimized platform Self- funded growth Profiting from operating leverage with incremental revenue directly being net income accretive AM cost/income ratio through to 2028 <60% AM profit before tax CAGR until 2028 ~10% Near-shoring and internalization Built up AM enabling functions Quadrupled graduate intake Substantial hires in Alternatives Expanded Xtrackers platform Invested in digital capabilities Scalable operating model

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 8 Leveraging the Global Hausbank Significant competitive advantage for AM by unlocking Global Hausbank’s full potential ▪ #1 retail distribution partner ▪ Joint development of innovative products ▪ Launch of digital investment solutions Private Bank Corporate Bank ▪ Cross-selling opportunities to corporate clients ▪ Joint development of solutions for pensions ▪ Access to asset-based finance and SME origination Investment Bank ▪ Cross-selling opportunities to institutional clients ▪ Private credit partnership ▪ Leverage of structuring capabilities

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 9 Our path forward 2028 ambitions ▪ Strong business momentum driven by operating leverage ▪ Clear strategic priorities defined for the years ahead: ▪ Becoming the Gateway to Europe >€ 160bn Long-term net flows1 (2026-2028) ~5% Revenue CAGR ~10% Profit before tax CAGR ▪ Diversified and proven business model with broad set of capabilities ▪ Being a top-5 (foreign) AM in the top-5 world economies ▪ Leading the digital disruption in Asset Management >40% RoTE

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 10

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops 11 Appendix

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops Income statement, in € bn 2021 2022 2023 2024 9M 2025 DWS revenues1 2.7 2.7 2.6 2.8 2.3 Noninterest expenses 1.6 1.8 1.8 1.8 1.3 DWS profit before tax 1.1 0.9 0.8 1.0 0.9 Funding charges & other2 0.1 0.1 0.2 0.1 0.1 Noncontrolling interests 0.2 0.2 0.2 0.2 0.2 Asset Management profit before tax 0.8 0.6 0.4 0.6 0.7 Ratios (DB AM), in % 2021 2022 2023 2024 9M 2025 Cost/income ratio 61.7% 70.9% 76.6% 68.8% 61.1% Post-tax return on average tangible shareholders’ equity 25.8% 17.0% 12.2% 18.0% 25.4%3 AuM & Flows, in € bn 2021 2022 2023 2024 9M 2025 Assets under Management 928 821 896 1,012 1,054 Net flows 48 (20) 28 26 40 Management fee margin (bps) 27.8 28.1 27.1 26.1 25.1 Asset Management’s development across key financials 12

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops Footnotes Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise Slide 2 Source: 2024 IPE TOP 500 Asset Manager Ranking, June 2025 Slide 3 – Asset Management at a glance 1. Source: German Retail Fund Ranking - BVI Market Analysis as of August 2025 2. Source: ETFGI European ranking as of September 2025 3. Source: Broadridge, GMI funds, combined Mutual Funds and ETF AuM (excl. Fund of Funds) Q2 2025 Slide 4 – Significantly improved financial profile 1. Based on FY2023 – 9M 2025, peer group (only considering Asset Management segments in case of broader financial institutions): Amundi, T Rowe Price, Affiliated Managers Group, BlackRock, Alliance Bernstein, State Street Investment Management, Federated Hermes, Janus Henderson, UBS, Morgan Stanley, BNP/AXA, PGIM, Invesco, BNY, Schroders, Natixis, Franklin Templeton, Aberdeen, AGI and PIMCO 2. Based on 9M 2025, peer group (only considering Asset Management segments in case of broader financial institutions): Amundi, T Rowe Price, Affiliated Managers Group, BlackRock, Alliance Bernstein, JP Morgan, State Street Investment Management, Federated Hermes, Janus Henderson, UBS, Morgan Stanley, BNP/AXA, PGIM, Invesco, BNY, Natixis, Franklin Templeton, AGI and PIMCO 3. Including external-driven costs (for additional details see ‘DWS Group – Q3 2024 results’, October 23, 2024) Slide 5 – Well positioned for future growth 1. Outlook based on DWS analysis 2. Source: 2024 TP GA Manager – IlRO 2025 Slide 9 – Out path forward 1. Net flows excluding flows from Cash and advisory Slide 12 – Asset Management’s development across key financials 1. Net of provision for credit losses 2. DB funding charges allocated to DB segments, accounting differences & timing in the DWS statutory financial statements 3. Including assignment of full regulatory capital minority interest benefit to the AM segment (which was previously held in C&O); 9M 2025 pro-forma RoTE would be 42.8% 13

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops Glossary Adv Advisory Alts Alternatives AM Asset Management APAC Asia Pacific API Application programming interface AuM Assets under Management Bps Basis points CAGR Compound annual growth rate CB Corporate Bank C&O Corporate & Other DB Deutsche Bank EMEA Europe, Middle East and Africa ETF Exchange Traded Funds FC Forecast FI Fixed Income FX Foreign Exchange GY Germany IB Investment Bank MA Multi Asset NNA Net new assets RoTE Post-tax return on average tangible shareholders’ equity SME Small & medium enterprises SQI Systematic Quantitative Investments 14

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops Speaker biography – Dr Stefan Hoops 15 Dr Stefan Hoops is Chief Executive Officer of DWS Group. He directly oversees DWS’ Alternatives business, and is also responsible for Audit, Communications and Corporate Strategy and M&A. Hoops first joined Deutsche Bank Group in Fixed Income Sales in 2003. Between 2006 and 2007 he worked for Lehman Brothers in Germany. In 2008, he moved to Deutsche Bank’s Credit Trading in New York and took on various leadership roles within Global Markets in the United States and Germany in the following years, including Global Head of Institutional Sales. In October 2018 he was named Head of Global Transaction Banking. From 2019, he headed Deutsche Bank‘s Corporate Bank, which encompasses all of Deutsche Bank‘s corporate and commercial client activities. In 2022, he joined DWS Group as Chief Executive Officer.

Deutsche Bank Investor Deep Dive 2025 Asset Management, Stefan Hoops Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024 16